

Brittany (Adamson) Hall · 3rd

Founder, Master Artist Stylist at Quattra Via

San Diego County, California, United States · 122 connections ·

Contact info

Quattra Via

Aveda Institute-Denv

Experience

Owner

Quattra Via

Nov 2009 – Present · 11 yrs 1 mo

An Aveda Salon Spa and Inner Beauty Gallery. Quattra Via means the way of the 4, or the 4 paths. It is based on the sacred geometry of nature. There are 4 season, 4 directions, 4 wisdoms and most importantly 4 elements that nature uses to create beauty and the natural flow that comes from being connected to it. Throughout history philosophers have seen the connection between these aspects of nature as a source of inspiration for living a purposeful, meaningful life.

Quattra Via refuses to ignore the essence of relationship while creating the essence of beauty. We are an elemental beauty gallery, where beauty in all its forms is constantly on dis ...**see mor**



Education



Aveda Institute-Denver

Cosmetology/Cosmetologist, General

2007 – 2008

Skills & endorsements

Small Business · 6

Sarita McCullough, M.Ed. and 5 connections have given endorsements for this skill

Skin Care · 4

Sarita McCullough, M.Ed. and 3 connections have given endorsements for this skill

Beauty Industry · 4

Sarita McCullough, M.Ed. and 3 connections have given endorsements for this skill

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Interests



Aveda Institute-Denver

18,309 followers